SEATTLE, WASHINGTON ... June 1, 1995 ... Todd Shipyards
Corporation ("Todd") announced today that it has organized
Elettra Broadcasting, Inc. ("Elettra") through its wholly owned subsidiary, TSI Management, Inc. (TSI). Elettra has signed contracts to purchase three FM radio stations in the Monterey, California market for a total consideration of $3.5 million. The three stations are KXDC (FM), KAXT (FM) and KPIG (FM) licensed to Hollister, Carmel and Freedom,
California, respectively.

The investment will be managed by Stephen G. Welch, Chief Operating Officer of TSI and Ken Dennis, President and Chief Operating Officer of Elettra. Both Welch and Dennis were formerly executives with King Broadcasting Company. The Board of Directors of Elettra will include Welch, as well as four members of the Company's Board of Directors, several of whom have significant media and broadcasting experience.

The effect of the transaction on revenues and earnings of the Company is not expected to be material in the near term. The Company currently has no plans to make significant additional equity contributions to Elettra, though Elettra may investigate additional acquisition opportunities.